

November 22, 2016

Dr. Jean A.W. Schreurs
SVP and Chief Corporate Counsel
NXP Semiconductors N.V.
60 High Tech Campus
5656 AG
Eindhoven, The Netherlands

      Re: NXP Semiconductors N.V.
               Schedule 14D-9
               Filed November 18, 2016
               File No. 005-85657

Dear Dr. Schreurs:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Solicitation or Recommendation
(a) Solicitation or Recommendation, page 16

1. The disclosure indicates that members of the NXP Board present at the meeting duly and unanimously recommended that NXP shareholders accept the Offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the "filing person" and "subject company," respectively, provide the required disclosures. Please revise to expressly state the subject company's position with respect to the offer or alternatively clarify that the Board's recommendation is being made on behalf of NXP. See Item 1000(f) of Regulation M-A for a definition of the term "subject company" in the context of Regulation M-A.

2. We noticed the disclosure that the "NXP Board considered certain factors…" Item 4 of Schedule TO and corresponding Item 1012(b) of Regulation M-A, however, require that reasons, as distinguished from factors, be disclosed. Note also that conclusory statements are not considered sufficient disclosure. Please revise.

Item 8. Additional Information
(d) Certain NXP Management Projections, page 44

3. We note this section appears to include non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G.

4. We note your statement on page 48 that "[n]either the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information." You may not disclaim responsibility for your disclosure given the attestation that accompanies the signature on the schedule. Please revise. See Rule 14d-102, which rule makes clear that the person signing the Schedule 14D-9 is representing, after due inquiry and to the best of his or her knowledge and belief, that the information set forth in the schedule is true, complete and correct.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christina M. Thomas, Staff Attorney, at (202) 551-3577 or me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Alexandra J. McCormack
        Skadden, Arps, Slate, Meagher & Flom LLP